

Mail Stop 4631

April 25, 2016

Via e-mail
Mohsin Meghji
Chairman and Chief Executive Officer
M III Acquisition Corp.
3 Columbus Circle, 15th Floor
New York, NY 10019

> **Re:** **M III Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2016**
> **File No.**

Dear Mr. Meghji:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Data, page 25

1. Please enhance your disclosure to also present financial data for the period ended December 31, 2015.

Dilution, page 57

2. You disclose that your net tangible book value at March 31, 2016 was $(154,132) or approximately $(0.01) per share of common stock. It appears that your net tangible book value was actually $(0.03) per share of common stock. Please revise.

Certain Relationships and Related Party Transactions, page 109

3. Stuart Neuhasuer, a partner at the law firm that will be providing the legal opinion on the validity of the securities that are being registered, signed your Certificate of Incorporation as the sole incorporator and thus appears to be a promoter as defined by Rule 405 of Regulation C. Please disclose this relationship and the nature and amount of anything of value received or to be received by him, directly or indirectly, and anything that you received from him. Please refer to Item 404(c) of Regulation S-K. In addition, please update your disclosure under the heading Experts on page 139 to indicate that the counsel which will be providing the opinion of the validity of the securities being registered is a promoter. Please refer to Item 509 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon at (202)551-3866 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Stuart Neuhauser, Esq. (*via e-mail*)
        Ellenoff Grossman & Schole LLP